Exhibit 99.3

Management Discussion and Analysis

Three-month period ended May 31, 2009

MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the consolidated statements of earnings, financial position and cash flows of Neptune for the three-month period ended May 31, 2009 compared to those from the corresponding three month period of the previous year.

This analysis, completed on July 8, 2009, must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the period ended February 28, 2009, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in legal entities: nutraceutical (Neptune) involved in manufacturing and commercialization of nutraceutical products, cardiovascular (Acasti Pharma) involved in the development and commercialization of pharmaceutical applications for cardiovascular diseases and neurological (NeuroBioPharm) involved in the development and commercialization of pharmaceutical neurological diseases.

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune has completed its plant expansion and is currently scaling up its production in order to reach its full capacity by the end of August 2009. The plant was shut down from mid-April 2009 for a period of 7 weeks to complete the expansion. As a result of the shut-down, there was no production during this period which led a small decrease in sales for the quarter and a decrease in gross margin.

During the three-month period ended May 31, 2009, the Company signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil NKO® under the brand name Inno-Krill™ in health food stores across Canada. The Company is expecting to enter into agreements with additional distributors in order to strengthen its position in the Canadian market. Vital Health Foods, South Africa’s leading health food company, distributes NatrodaleNKO®. Presently, Natrodale is positioned as one of South Africa’s most established vitamin and health supplement brands. Weifa, a leading pharmaceutical company, launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

Under the OTC program, product development has now been completed. According to the strategic business development plan, negotiations with prospective development partners are ongoing to evaluate a monotherapy and two formulations. With regards to the medical food program, product development has been completed and the Company has successfully obtained a positive review from the Food and Drug Administration (“FDA”) for medical food product opportunities. The Company is discussing with potential partners in order to evaluate customized formulations. Under the prescription drug development program, the product development under Good Laboratory Practice (“GLP”) has now been completed for the prescription drug candidates. The Company has received initial FDA guidance for an Investigational New Drug in the United States. The FDA approved the general outline of the development plan and detailed protocols are in preparation for submission. The Company has advanced in preclinical toxicity, dose response and efficacy studies in animals as required for regulatory submissions. Studies are progressing according to timelines and budgets.

NeuroBioPharm Inc. (“NeuroBioPharm”)

Under the OTC program, the pilot development of the first OTC ingredient has been completed. Negotiations have been initiated with strategic partners to evaluate monotherapy and potential combination / formulation treatments. Under the medical foods program, a phase IV clinical trial evaluating the effect of the medical food in early stage Alzheimer disease has been initiated. A strategic partner has been transferred from Neptune. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug have been initiated.

PRINCIPAL CONSOLIDATED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	FOR THE THREE MONTHS
	ENDED MAY 31
	2009	2008
	(UNAUDITED)	(UNAUDITED)
	$	$
Sales and research contracts	2,878	3,134
EBITDA(1)	(284)	270
Net loss and comprehensive loss	1,407	1,283
Net loss per share and diluted loss per share	0.04	0.03
Total assets	17,689	14,357
Working capital(2)	5,783	6,247
Shareholders’ equity	7,727	8,095
Book value per common share(3)	0.205	0.218
Long-term debt	5,819	2,524

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings (net loss), financial expenses, amortization, income taxes, losses on exchange incurred during the fiscal year less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share- based compensation and gain or loss on foreign exchange, for its EBITDA calculation.

(2)

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(3)

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortization, income taxes, losses on exchange incurred during the fiscal period less gain on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain or loss on foreign exchange, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION
(Expressed in thousands, except per share amounts)
	THREE MONTHS ENDED
	MAY 31,
	2009	2008
	(UNAUDITED)	(UNAUDITED)
	$	$
Net loss	(1,407)	(1,283)
Add (deduct):
Amortization	136	154
Financial expenses	175	77
Stock-based compensation	125	1,308
Foreign exchange (gain) loss	687	14
EBITDA	(284)	270

PRINCIPAL CONSOLIDATED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal Year Ending February 28, 2010
		first	second	third	fourth
	total	quarter	quarter	quarter	quarter
	$	$	$	$	$

Sales and research contracts	2,878	2,878
EBITDA(1)	(284)	(284)
Net earnings (loss)	(1,407)	(1,407)
Earnings (loss) per share basic and diluted	(0.04)	(0.04)

During the first quarter of fiscal 2010, the Company’s plant was shutdown for a period of 7 weeks in order to complete the plant expansion. During the plant shutdown, production ceased and the Company had limited sales activity.

Fiscal Period Ended February 28, 2009
		first	second	third
	total	quarter	quarter	quarter
	$	$	$	$
Sales and research contracts	8,589	2,366	2,451	3,772
EBITDA(1)	337	157	(708)	888
Net earnings (loss)	(1,885)	(598)	(1,360)	73
Earnings (loss) per share basic and diluted	(0.05)	(0,016)	(0,036)	0.002

The Company changed its year end from May 31 to February 28 during fiscal 2009.

Fiscal Year Ended May 31, 2008
		first	second	third	fourth
	total	quarter	quarter	quarter	quarter
	$	$	$	$	$
Sales and research contracts	10,264	2,085	2,169	2,876	3,134
EBITDA(1)	1,020	332	70	348	270
Net loss	(4,784)	(1,051)	(1,564)	(886)	(1,283)
Loss per share basic and diluted	(0,13)	(0,029)	(0,042)	(0,024)	(0,035)

The comparative quarterly net losses have been restated following the adoption of a new accounting standard for intangible assets. Refer to note 2(a) of the unaudited consolidated financial statements.

(1)The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes, losses on exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

THE FOLLOWING TABLE SHOW SELECTED FINANCIAL INFORMATION BY SEGMENTS.

Three-month period ended May 31, 2009
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$
Sales, partnership and collaboration agreement	2,859	-	19	2,878
EBITDA	36	(278)	(42)	(284)
Net Loss	(1,063)	(302)	(42)	(1,407)
Total assets	15,918	1,771	-	17,689
Working capital	4,139	1,644	-	5,783
EBITDA calculation
Net loss	(1,063)	(302)	(42)	(1,407)
add (deduct)
Amortization	134	2	-	136
Financial expenses	175	-	-	175
Stock-based compensation	125	-	-	125
Foreign exchange loss	665	22	-	687
EBITDA	36	(278)	(42)	(284)

All of the activities for the three-month period ended May 31, 2008 related to the Nutraceutical segment.

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH PERIODS ENDED MAY 31, 2009 (UNAUDITED) AND THE THREE-MONTH PERIODS ENDED MAY 31, 2008 (UNAUDITED)

Revenue

Revenue for the first quarter decreased to $2.878M for the three-month period ended May 31, 2009, representing a decrease of 8% compared to the three-month period ended May 31, 2008. This decrease in the Company’s revenue is mainly attributable to the plant expansion shut down as described in the overview section above. As of May 31, 2009, the Company had received from its distributors purchase orders for goods totaling in excess of $5M. The Company intends to fill these orders in the next few months and expects that the expanded plant will be at 100% of its capacity in August 2009. Virtually all of the Company’s sales are derived from the nutraceutical segments.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA(1) decreased by $0.554M for the three-month period ended May 31, 2009 to $(0.284)M compared to $0.270M for the three-month period ended May 31, 2008, a decrease of 205% over the corresponding quarter in 2008. The reason for the three-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm and a decrease in gross margin attributed to the plant expansion shut down. The nutraceutical segment realized an EBITDA of $0.036M in 2009 compared to $0.270 in 2008, a decrease of 87% due principally to the effects of the plant shutdown.

Net Loss

The net loss for the three-month period ended May 31, 2009 amounts to $1.407M or $0.04 per share, compared to a net loss of $1.283M or $0.03 per share for the three-month period ended May 31, 2008, an increase of 10% from last year’s corresponding period. The loss increase is due to a decrease in the gross margin primarily due to the plant expansion shut down. The net loss in 2009 also includes a loss on foreign exchange for a total amount of $0.687M compared to a foreign exchange loss of $0.014M for the last year’s corresponding period primarily due to the weakening of the U.S. dollar relative to the Canadian dollar. These unfavourable variances were offset by a decrease in stock-based compensation expense of $1,183M in 2009 compared to 2008.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE THREE-MONTH PERIOD ENDED MAY 31, 2009 (UNAUDITED) AND THE THREE-MONTH PERIOD ENDED May 31, 2008 (UNAUDITED)

Operating Activities

During the three-month period ended May 31, 2009, the operating activities generated an increase in liquidities of $1.742M, compared to an increase of $0.213M for the corresponding three-month period ended May 31, 2008. The positive change in liquidities derived from operating activities from the three-month period ended May 31, 2008 to the three-month period ended May 31, 2009 is mainly attributable to a net increase in operating assets and liabilities of $2.866M , primarily due to lower investments in accounts receivable, inventories and research tax credits receivable.

Investing Activities

During the three-month period ended May 31, 2009, the investing activities generated a decrease in liquidities of $0.203M. This decrease is mainly due to investments in property, plant and equipment for an amount of $1.167M. These investments are mainly comprised of investments in the plant expansion, which will be financed by the long-term financing facility (see note 8 to the unaudited consolidated financial statements). In order to finance these and other projects the Company decreased its short-term deposits by $0.984M.

Financing Activities

During the three-month period ended May 31, 2009, the financing activities generated an increase in liquidities of $0.735M. This increase is mainly attributable to the second tranche mortgage loan for $0.841M. As explained in note 8 of the unaudited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6.5M of which $3.5M was disbursed in nine-month period ending February 28, 2009 and $0.841M out of the $3.0M has been disbursed in the period ended May 31, 2009. .

Overall, as a result of cash flows from all activities, the Company increased its cash by $2.274M for the three-month period ended May 31, 2009.

FINANCIAL POSITION

The following table details the important changes to the balance sheet at May 31, 2009 compared to February 28, 2009:

	Increase
Accounts	(Reduction)	Comments
(In Thousands of dollars)
Cash	2,274	See cash flows statement
Short term deposits	(984)	Conversion to cash to fund operations
Receivables	(2,111)	Increase collection of receivables
Tax credits receivables	(183)	Receipt of prior year R&D claim
Inventory	(949)	Decrease related to NKO inventory due to plant shut down
Property, plant and equipment	1,518	Plant expansion project and amortization
Intangible assets	27	Products development activities and IP
Accounts payable and accrued liabilities	79	Increase in overall company activities
Convertible debenture	95	Interest and accretion expenses
Long-term debt	688	Receipt of second tranche financing mortgage loan

PRIMARY ANNUAL FINANCIAL RATIOS
	May 31,	Feb 28,	May 31,
	2009	2009	2008

Working Capital Ratio (current assets/current liabilities)(1)	2.40	2.98	3.17
Solvency Ratio (Debt Capital / Shareholder Equity)*(2)	0.84	0.63	0.43
* including convertible debentures for 2009.

(1)The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

(2)The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

The Company’s financial ratios deteriorated during the period ended May 31, 2009 compared to the period ended February 28, 2009 mainly due to the second tranche mortgage loan used to finance the plant expansion and the effects of the plant shutdown on the operating results.

FINANCIAL RISK MANAGEMENT

Refer to note 21 of our audited consolidated financial statements for the period ending February 28, 2009 for disclosures relating to the nature and extent of the Company’s exposures to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk and how the Company manages those risks.

Related Party Transactions

The transactions between related parties are described in note 4 « Related Party Transactions » of the Company’s financial statements as at May 31, 2009.

Change in Accounting Policies

Changes in accounting policies are described in note 2 « Changes in Accounting Policies » included in the Company’s consolidated financial statements as at May 31, 2009.

Subsequent Events

There are no subsequent events to the balance sheet date.

Changes In Internal Control Over Financial Reporting

During the period ended May 31, 2009, the Chief Executive Officer and the Vice-President, Administration and Finance evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended May 31, 2009 that affected materially or could materially affect the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three-month period ended May 31, 2009 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have satisfactory coverage of its receivables by insurers. However, such coverage may vary upon the valuation made by insurers. U.S. currency is used for the majority of foreign transactions. For the time being at least, any exchange rate risk to the Company is mainly limited to the variation of the US dollar. Despite the fact that raw material purchases are currently handled in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at July 8, 2009, the total number of common shares issued by the Company and in circulation was 37,735,710 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance